Filed by Presidio PubCo Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Presidio PubCo Inc.

Commission File No.: 333-290090

Date: November 19, 2025

The following is a transcript of a conversation hosted by David Deckelbaum, Managing Director of TD Cowen, Will Ulrich, Founder and Co-Chief Executive Officer of PIH and Chris Hammack, Founder and Co-Chief Executive Officer of PIH, at the TD Cowen 2nd Annual Energy Conference, published on November 19, 2025.

Presidio Fireside Chat | TD Cowen 2nd Annual Energy Conference

Transcript:

David Deckelbaum (TD Cowen): Chris and Will, thanks for being here.

Will Ulrich (Presidio): Thanks for having us.

David Deckelbaum (TD Cowen): Maybe you could walk us through the genesis of Presidio. I think you all did several deals going back in the Anadarko Basin during more distressed times, perhaps, in E&P. Talk about where this concept began and perhaps where you are in the process right now.

Will Ulrich (Presidio): Our desire has been, from day one, to build a simple transparent oil and gas company with an easy to understand business model. The early observations that Chris and I had when we were putting the company together in 2017 were that the full cycle returns were not materializing in any positive way. And as a result, the kind of pitch book IRRs that people were claiming on drilling wells were really just not happening. At the same time, those types of properties for that growth were very expensive and the market was really willing to pay for growth at any price, production growth at any price. So we pivoted into the entire opposite side and associated ourselves as value investors in the space.

We were able to put together, through a series of deals in 2018 to 2020 in the Western Anadarko Basin, the assets that we have today. Rather than paying around 15 times EBITDA -- what the publics were trading for the growth stuff -- we were able to put the portfolio together at like three and a half times EBITDA. Then we layer on top of that acquisition philosophy an optimization case. Where we are uniquely suited is going in and optimizing the oil and gas wells.

We cut significant amounts of costs out of them. We return most of the production. We have very high returning workover programs. And that’s how generate our alpha. We don’t drill oil and gas wells - we’ve never drilled an oil and gas well and it’s not part of our business plan.

Comparatively, as we think about ourselves in the market today as we’re positioning ourselves to go public with the SPAC, it’s almost more like a mineral business where we’re distributing 100% of the excess cash flow through a fixed dividend to investors while then using outside capital or public equity or debt to grow through acquisitions rather than through the drill bit.

David Deckelbaum (TD Cowen): Not a non-op, but a non-driller.

Will Ulrich (Presidio): It’s operated and that’s where we’ve really been able to effectuate really radical changes in the field. Cutting 50, 60, 70% of operating expenses on acquired assets, which is something that Chris and team work on. It’s allowed us to generate a certain amount of return from the acquisition economics, but that allows us to really make it look quite good in terms of return on equity.

David Deckelbaum (TD Cowen): Just backing up a little bit, talk about just where you are in the SPAC process. Share whatever details you can on what the pro forma looks like and why you’re attempting to use this vehicle. Because I think obviously there’s an M&A pipeline that we can discuss in a bit, but I think it’d be helpful to understand the SPAC timeline for those that aren’t familiar.

Will Ulrich (Presidio): Sure. So we announced our merger with EQV on August 5th. We prepped our SEC registration statements and submitted them to the SEC, who promptly closed as part of the government shutdown. They’re back to work this week. We had expressed that our timeline was probably closing kind of between Thanksgiving and Christmas, pushing off because of the 45-day shutdown is probably, day for day, getting us into 2026. For the SPAC deal, we raised about $300 million of committed capital around the deal through a combination of common equity PIPE, a preferred, a rollover from me and Chris and the management team, and a standby RBL.

Essentially, we wanted to make sure that we weren’t relying on non-redemptions from the SPAC in order to get the deal closed. But there is $360-ish million sitting in trust with the SPAC, and that’s money that we’re going to go after to put on our balance sheet as an acquisition war chest.

David Deckelbaum (TD Cowen): Chris, discussing the operations side. There aren’t that many public peers out there. The business model is fairly unique. Can you discuss the secret sauce and that differentiator profile that you’re bringing to operations that you’re not going to see with other PDP or non-op oriented YieldCos?

Chris Hammack (Presidio): Sure. I’ll try to keep it brief as you let the engineer talk, and he tends to talk for too long. I’ll highlight it as this - I think when Will and I first started this company, we were out talking about this idea. We pitched it as a new idea. But if you’re my age or older or have been around for a little while, you actually know it’s really not a new idea at all.

This is what the independents used to do 20 years ago. The idea was that you used to buy behind the majors because they weren’t very good at operating anything. You used to buy in areas that had stacked hydrocarbons because technology was changing and good things happened. The business model is very similar to that.

I’d say at the highest level, which is probably all we have time for, from being guys and everybody that’s been around development, it’s pretty easy when you’re chasing drilling rigs or worried about frac crews, things like that. Once we moved into the shale world and the stick drawn development, operations, all of your focus went to that. And it should be, right? If you’re a growth oriented company, you’re spending hundreds of millions of dollars in drilling capital every year. Your focus has to be just 100% on efficiencies around the drilling technology, the operations and drilling, fracking, pipelines, all those things.

In our business model, what we see is we come behind these operators to do things. When you’re solely focused on operations, there’s none of that? There’s no drilling rigs, there’s no frac crews, there’s no pipeline, there’s no land man, there’s none of that. When you’re completely focused on that, that’s really how you get into the cost savings. The way I like to think about it is that if you’re a drilling company focused on operations and on really getting down to the most granular producing of every margin you can, you’re not doing your job and you’re focused solely on this and solely on profitability at the well level and we don’t have any of this other kind of jewelry out there, you can really get, You can cut very deep into costs.

I think it’s a unique skill set in the fact that you have to understand field operations relatively well and our business model is different from the command control of the normal way that our industry works. We’re very much the other way. The way our business works and the way we’re able to create so much more margin than everybody else before us is we empower our guys in the field. They’re the guys that generate our alpha. Those are the guys that generate all of the ability to do what we do.

The business model of Presidio is empower our pumpers to do their job every day, build tools, technology, AI around the things that they need and then incentivize them to do that. We used to do this in our business a long time ago, but that’s really the secret sauce. They’re really the secret sauce -- a bottoms up build from empowering the field guys to go out and run their group of wells, their route, their small business to be as efficient as they can and give them every tool they need that they don’t currently have to be able to run that business.

David Deckelbaum (TD Cowen): Can you discuss why this works so well in the Anadarko or why it has for you? And is that intended to be your exclusive area of focus going forward?

Chris Hammack (Presidio): No, the short answer is no, it’s not. Again, it means different things to different people. We call ourselves MidCon and by MidCon, we mean middle of the US. So where we’re not is the West Coast or the East Coast. We’re south of the Bakken, but everything else in there is in our playground and the sandbox for what we do.

I think where the operation works the best is, and one of the reasons the Anadarko Basin fit the model so well, was it had a slew of vertical development. That was then followed by a slew of horizontal development. So, you had guys out there that were relatively active within the last, call it five to 10 years of when we bought the assets. There was still a lot of that hangover from the drilling operations. There was still a lot of it there, which is a lot of our cost cuts are based around those type of things. I think those things are important to us, and I think the playbook works.

MidCon vertical, we’re about 50/50 vertical to horizontal. That’s great. Normally you can make a little more impact on the horizontal stuff than you can on the verticals. But I think generally that works where we like to say we play is in that geographic area, we don’t want to be too close to the drilling rigs or into the bit because we underwrite production. It needs to be very consistent, very easy to predict, very easy to forecast. We don’t want to argue about B factors or type curves or things like that. That’s not our business.

We can’t have that kind of risk in our production profile, so we want to be far enough away from the rigs. And maybe that’s four years, five years from drilling somewhere, obviously the blended average you get some older wells and newer wells, but we also don’t want to be at the end of the line. I don’t want to be facing a plugging obligation in like the next five years and have a ton of idle wellbores.

We want to play in this mid game of where we fit in the life cycle of those wells, and with obviously all the horizontal development over the last 25 years, there’s a lot in that mid game. I think there’s a lot to do, but that’s really why we were taken to the Anadarko Basin, to be honest. It fit our criteria of places that had been drilled. We had a lot of PDP. We had a lot of things that could happen through selling acreage over time on our STACK play. It had good takeaway. We can’t be held hostage by market conditions of not being able to move our gas or not being able to move our oil.

There was a lot of things that were in the original recipe that just fit the Anadarko Basin. To be honest, it wasn’t an expertise of ours to say this is where we’re going to start the business. That kind of came to us.

David Deckelbaum (TD Cowen): Could you walk us through the high level fundamentals where you guys sit today? I think it’s around 26,000 a day. Talk through the hedging philosophy, because I think as you guys look to go public, you’re effectively going to have most of your production hedged and feed that high fixed dividends payout strategy.

Will Ulrich (Presidio): The corporate philosophy around hedging is to be at least 80% hedged for the first three years and 50% for the subsequent two years. As a result of issuing investment grade ABS, we actually hedged out even longer than that. On the Presidio side of the assets, we’re about seven years hedged on gas and six years on oil. That to us is important because of two things. One, we want to protect the dividend, particularly in the early years. And we’re able with this low decline PDP to give a multi-year projection of a flat dividend while people are effectively collecting a 13.5% yield as option value for us to go and make an accretive acquisition and increase the dividend.

And also, as we do acquisitions, we layer on those hedges because that first five years is essentially the payback period for the deal. So we’re protecting both the dividend in the near term as well as the deal economics.

David Deckelbaum (TD Cowen): What you look at is the key variability in the profile. Is it just the influence of future deals? Because it seems like you’re removing the commodity risk. There’s very limited capital risk. You discussed earlier, Chris, you’re not really taking any geological risk, right? So is the risk just on the contribution of future additions?

Will Ulrich (Presidio): The goal is to make this a very simple and transparent model where if you are doing work on Presidio stock, you don’t need to be doing work on type curves. You don’t need to be doing work around acreage and studying checkerboard patterns. You don’t need to understand who’s the most efficient driller.

It’s really, to your point, about just underwriting hedged cash flow. It’s almost like credit adjacent. And because of the asset profile that we have and the financial profile we have with our hedging, we can offer this $1.35 fixed dividend that we have projections out through 2027 in our public materials.

We have 0% reinvestment. There’s nothing going into drilling. We’re working over wells and adding production back that way. It arrests the decline, but it doesn’t stop it. It’s very much an acquisition growth story.

If you think about the interesting fundamentals in the space today, everybody’s talking about being short locations. That’s a theme you’ll hear everywhere -- people need locations. The inverse of that is also true, which is that people are long PDP. So most assets are becoming more and more PDP. And most teams don’t have the level of operational focus that Chris has.

He’s a modest guy, doesn’t like to brag on himself, but he’s like a character out of Malcolm Gladwell’s Outliers. We’ve had this great crew change where guys of his vintage have retired or left the business. And then there are people who have straddled both the pre-shale days where you actually worked in the field as a young engineer, as a pumper and the post-shale days. He has an ability to retrain our young engineers who are coming from companies where they were development engineers and stick layers into this very different way of thinking that’s focused on field level profitability on an unhedged basis. And then there is having our ability to effectuate those changes in the field.

As we look at the acquisition market, we just want as much as possible because we can do more with that PDP on our platform than anybody else can.

David Deckelbaum (TD Cowen): Can you talk about that pipeline, like how robust it is, the type of targets that you’re looking at? And I’m curious as well, how an asset like that ends up on your table, right? Is it from PE that’s just looking for liquidity? Because I can’t imagine that there’s many public operators that are looking to sell certain ventures as PDP, just given the valuation, but maybe I’m wrong on that.

Will Ulrich (Presidio): I think if you look at where values have been, the valuations got pretty dislocated over the last couple of years. They’ve been tightening up more recently. But the assets are very attractive. The ability to use ABS in financing has, I think, driven some more aggressiveness around bidding as everybody’s cost of capital has come down with the investment grade debt.

But if you look at the backlog, there’s really still a kind of supply demand imbalance between how much supply is out there versus the players who are out here buying this stuff. We have like four and a half billion dollars of kind of actionable deals sitting in our shop right now that we’ll wait until after closing to go and acquire one of those, we would anticipate doing some M&A to support the fact that it is an M&A driven story relatively shortly after closing.

And then if you zoom out at like the white paper size of the market, we have it pegged at about 75 billion dollars of relevant assets that we think will transact over the next five years.

David Deckelbaum (TD Cowen): Chris, how big do you think you guys can get in terms of what your team can handle?

Chris Hammack (Presidio): I’m sure glad you asked me that and not Will - infinite. It goes back to the business model too. The one thing that’s great about this is that when you do strip away all the development, this truly is a simple, easy to run business model. I’m an engineer and I think I could sit down with anybody and if you gave me an hour, I can explain to you how we look at deals, how we underwrite deals. We have to do this in the long time and why this fits that, a product that’s a yield based, very consistent, very low risk, those type of things.

One of the things that makes it an advantage is it’s just so scalable. When you think about buying PDP and managing that -- again, all the people that have been involved in development over the years, we don’t have to have all of those geo services and things like that to run this business. Your back office, what you’re really talking about when you’re adding more wells to the system is you’re adding a small amount of technical, a whole lot of administration. I say a whole lot, whatever it takes to run it and that’s in accounting, that’s in land administration, those type things.

But, if you look at it right now, we have around 3,000 operated wells. I have four or five engineers in Fort Worth. That’s all it takes to run this. We’re a small company. We’ve got 35 people in Fort Worth right now managing over 3,000 operated wells, almost the same non-operated wells. So very scalable, very quickly.

When I think about a declining asset, that’s going to decline at this eight percent that we have right now, we don’t really grow production, we acquire things. Your G&A is a big deal. It’s a big deal to us because it’s somewhat fixed until it’s not fixed, until you change it. So you really want to be a low-cost operator on that.

If you were to ask me, what could we do with minimal changes to the staff today, we could probably honestly double the company and not really have any changes from our third acquisition when we bought Templar out of bankruptcy. That effectively doubled the size of our company as far as the well count basis on the operated and non-operated side, and we hired like three people.

It’s a very efficient system, and it’s gotten more efficient, to be honest, over the last three years or so when we haven’t done an acquisition, just through systems technology. Will can talk a lot better about that than I can, but it’s our AI and what we’ve started to integrate into our services because a lot of those back office functions can really be added to through technology and AI. It’s a very scalable business very quickly, which I think, again, for a PDP shop, it needs to be that way.

David Deckelbaum (TD Cowen): Can you discuss where you sort of see your cash operating break-evens and what your annual capex requirements look like? You referenced like an eight percent decline, which sort of suggests you’re in that sort of exponential decline age of the wells, so you’re kind of managing natural decline. How much money are you spending intervening, and how do you think about that budget and where your break-evens are annually?

Will Ulrich (Presidio): The capex is truly zero. So we do participate in upside development, so we have a lot of acreage that comes with these acquisitions, and so we’ll bring in outside operators who farm in, they’ll give us a carry, and we’ll retain an override in those deals. If you think about our workover program, which is where we’re spending money, it’s expensed, so it’s not counted as capex, because it’s not finding new reserves, but accelerating old ones.

If you took that number and you looked at it in terms of free cash flow, it’s about nine percent, so you can assume that in order to maintain that eight percent decline, you’re investing or expensing about nine percent of free cash flow into workovers. Those are all super high returning projects. We turn those on and off as the unhedged commodity price supports them, so we did a big batch this year that was about 10 million dollars, and that’s in progress - finished, that’s like an 85 percent IRR across 150 or so kind of incremental jobs that we did. So really very low reinvestment.

Whatever there is, is really driven by whether there are good projects around workovers or not. On the break-even side, we’re not drilling, so we don’t even really necessarily look at that. We obviously have a robust hedging program. We’re hedging prices at market, but if I think back to April of 2020 and crude, it was 20 bucks and gas was $1.15. We shut in a few hundred wells at that point, but we’re continuously monitoring each well for its break-even based on its allocation of costs and things, and turning wells on and off as a result of that.

You can really go quite low on the commodity because a large piece of these legacy wells is just labor, and so it’s just an allocation of a guy who’s going to go look at that well. And then the hedging, obviously, we look at everything. We look at all of our economics in the field and everything from a returns basis on unhedged gross margin, but then we have the corporate protection of the hedges, and so we have the benefit in 2020 of just collecting a lot of money on those hedges, even though our field level cash flows on some wells went negative.

David Deckelbaum (TD Cowen): Is it fair to say when you think about technology impacting your business that we’re not looking at things like changes in workover technology, and you guys aren’t looking at recompletions or really well stimulation. It’s really a matter of technology and predictive analytics helping you address a greater inventory of wells and the maintenance required around them. Is that a fair characterization or is that, I know it’s very high level, but it would seem like now, especially with the benefit of AI and computing and having things centralized in the control room that you’re able to take on infinitely more wells than you would have a couple years ago?

Will Ulrich (Presidio): We’ve spent several years basically creating very clean data sets. Everything’s now been loaded into our own AI system, and the overarching goal, because like AI, stuff in oil and gas, on at least the more PDP side that I’ve seen is kind of help around administration stuff. Contract review or ticking and tying the gas sales statements that you get from the midstream guys to what you think you actually produced.

My challenge to our guys is I’d like to say that we are going to increase production by, the number is probably 3%, something like that, next year through AI. And the source of that will be really around predictive downtime. That’ll be one piece of it. And then another piece is we have a lot of wells that are on a plunger lift, and so setting the appropriate timing of those runs. We’ve deployed a series of sensors to the field on those plunger runs that will move around from area to area as we collect more data that we’ll be able to use to get those dialed in.

David Deckelbaum (TD Cowen): Is your process more amenable or agnostic between vertical and horizontal or conventional versus unconventional targets?

Chris Hammack (Presidio): I’d say yes. We just happen to be the mix that we ended up with at 50/50. I think from a production uplift, optimization, obviously there’s more to do with the horizontal well normally because it’s newer. There’s just more production there to deal with. But I think even on the verticals, I think a horizontal development phase, the verticals really go by the wayside. They’re just completely unimportant to somebody. Because the horizontals are so hyper-focused and there’s just so much more of the production.

I think tweaking around the edges of the vertical stuff and focus on that. Our game is very much a building up of very small pieces. There’s not anything, like one big lever I can do to make anything happen. It’s a ton of little bitty levers. When we’re in well reviews and we’re talking about stuff and you get down through the higher value wells and you get in some of the lower stuff, we might be talking about increases that are, and it’s going to sound funny, but we might be talking about a well that’s going to increase 10 mcf a day, which sounds completely immaterial. And in most cases it is immaterial, unless you have two or three hundred of them.

That’s kind of what you deal with when you have these big data sets like this. If you just make little tweaks around the edges, you can actually, the aggregate sum of that equals a lot in the total to the company. And that’s where, again, it gets back a little bit of the differentiated business model and the fact that those molecules matter. We have time allocation too, and we have to train the guys of like that we are not a production shop. We do not have a production goal, and this is all that we focus on. We have a profitability goal. We have a margin goal.

And so that’s an aggregate of all of these things, and we have to train them on that. Obviously, your higher value wells are more important from a profitability standpoint to the company, but it doesn’t mean that the things down below are not important because they’re lower production. Just increasing slightly at the bottom helps a lot.

David Deckelbaum (TD Cowen): You talked about not taking on geological risk. I don’t want to argue about B factors, but I’m curious if you feel like you’ve nullified the impact of GOR shifting over time, because you can be commodity agnostic and obviously hedge things out, but how have you managed the risks around just the well mix changing over time in areas where we’ve seen some volatility?

Chris Hammack (Presidio): You can see it, and you can model it. I think the risk is around knowing what the unknown is. Fortunately, we’re far enough in the decline curve at that point to where if we are seeing a steady change in GOR, it’s easy to model at that point. So when you’re building acquisition economics and those type things to say, what are the decline curves and what’s the production profile going to look like over a long period of time, which is kind of the way we underwrite things, it’s a very known point at that point.

This is not where we’re in early flow, early years and seeing these GOR changes. We’ve seen that at that point, and we can model it. The closer you are to those newer events and the unknowns, you’re right, it could cause a problem. Fortunately enough, we’re further down, and we have a very diverse set of wells. If you look in the Anadarko or the western Anadarko Basin, we pretty much operate from the north to the south, the east to the west, and all that means is oil to deep gas, and so we have a very big diversity in what we’ve got.

And a lot of that, again, like I said, is older vertical production and a lot of relatively newer horizontal production. It helps offset a lot of that.

Will Ulrich (Presidio): I’ll also just add that while the business model doesn’t have geologic risk in it, we do have geologic staff. We do underwrite the geology of the plays that we’re looking at. We study it from the development potential, from all new play potential, et cetera.

David Deckelbaum (TD Cowen): What would be on next on your wish list of areas to enter if it were outside of the MidCon?

Chris Hammack (Presidio): Somebody asked us that earlier, and everybody said a different area. Go ahead, wherever you want to go. I do think east Texas, south Texas probably makes a lot of sense. I think there’s been a lot of development in those areas now. We like to joke that everything’s becoming PDP, but places that are getting more heavily developed but are close enough to the drill bit to effectuate a lot of change.

I think that the Arkoma Basin makes a lot of sense. We’re geographically close. Anything in the Anadarko Basin, now obviously there’s some development in the Anadarko Basin, so we have to kind of steer away from the development areas, but I think anywhere in those areas. Like I said, the secret sauce isn’t particularly a geologic area. It’s more of a data set of optimization strategies and those type things, and I would generally think outside of the areas we talked about kind of where we’re not playing, and then the heavy development -- we don’t play in Midland.

We’re not going to go out in the Delaware unless it was real peripheral, just because the model can’t -- we work on expense all the time. I can’t have my fixed LOE doubling. That doesn’t work for my business model, so I try to stay out of the active areas, but I’m a Texas guy. East Texas, South Texas would be nice. We’ll stay a driving distance, I guess.

Will Ulrich (Presidio): Exactly.

David Deckelbaum (TD Cowen): We’re approximately at time, but as we approach close, I guess in February, what are you most excited about post-close?

Will Ulrich (Presidio): Turning the M&A machine on. We’re really chomping at the bit, ready to go. There are a lot of deals in the market, and there are more coming. We’ve put guidance out there, a case of 200 million of acquisitions in the first year, 300 million in the second, 400 million in the third, and I think that’ll prove to be a very modest case.

David Deckelbaum (TD Cowen): Great. Thank you guys very much for joining us.

Will Ulrich (Presidio): Thanks for having us.

Forward-Looking Statements

This communication includes “forward-looking statements.” These include any of EQV Ventures Acquisition Corp. (“EQV”), Presidio PubCo Inc. (“Presidio Production”) or Presidio Investment Holdings, LLC (“PIH”) or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Presidio Production’s, PIH’s and EQV’s expectations with respect to future performance, the capitalization of EQV or Presidio Production after giving effect to the proposed business combination and expectations with respect to the future performance and the success of Presidio Production following the consummation of the proposed business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Presidio Production’s, PIH’s and EQV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Presidio Production, PIH and EQV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; benefits from hedges and expected production; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Presidio Production or the expected benefits of the proposed business combination or that the approval of the shareholders of EQV is not obtained; failure to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Presidio Production to grow and manage growth profitably, maintain key relationships and retain its management and key employees; risks related to the uncertainty of the projected financial information with respect to PIH or Presidio Production; risks related to PIH’s current growth strategy; the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed business combination; the outcome of any legal proceedings that may be instituted against any of the parties to the potential business combination following its announcement and any definitive agreements with respect thereto; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; risks that PIH or Presidio Production may not achieve their expectations; the ability to meet stock exchange listing standards following the proposed business combination; the risk that the proposed business combination disrupts the current plans and operations of PIH; costs related to the potential business combination; changes in laws and regulations; risks related to the domestication of EQV as a Delaware corporation; risks related to Presidio Production’s ability to pay expected dividends; the extent of participation in rollover agreements; the amount of redemption requests made by EQV’s public equity holders; and the ability of EQV or Presidio Production to issue equity or equity-linked securities or issue debt securities or enter into debt financing arrangements in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PIH, EQV or Presidio Production resulting from the proposed business combination with the SEC, including under the heading “Risk Factors” in the registration statement on Form S-4 (the “Registration Statement”) originally filed with the U.S. Securities and Exchange Commission (“SEC”) by Presidio Production and PIH on September 5, 2025. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Presidio Production, PIH nor EQV presently know or that Presidio Production, PIH or EQV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Presidio Production’s, PIH’s and EQV’s expectations, plans or forecasts of future events and views as of the date they are made. Presidio Production, PIH and EQV anticipate that subsequent events and developments will cause Presidio Production’s, PIH’s and EQV’s assessments to change. However, while Presidio Production, PIH and EQV may elect to update these forward-looking statements at some point in the future, Presidio Production, PIH and EQV specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Presidio Production’s, PIH’s or EQV’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of Presidio Production, PIH, EQV, or any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this communication contains certain information about the historical performance of PIH. You should not view information related to the past performance of PIH as indicative of future results. Certain information set forth in this communication includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, Presidio Production and PIH filed the Registration Statement with the SEC, which includes a prospectus with respect to Presidio Production’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of EQV to vote on the proposed business combination. EQV, Presidio Production and PIH also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. The Registration Statement has not yet been declared effective by the SEC. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus will be mailed to the shareholders of EQV as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF EQV AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Presidio Production, PIH, and EQV once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by EQV may be obtained free of charge from EQV at www.eqvventures.com. Alternatively, these documents, when available, can be obtained free of charge from EQV or Presidio Production upon written request to EQV Ventures Acquisition Corp., 1090 Center Drive, Park City, Utah, 84098, Attn: Secretary, or by calling (405) 870-3781. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

EQV, PIH, Presidio Production and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EQV in connection with EQV’s shareholder meeting. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of EQV’s executive officers and directors in the solicitation by reading EQV’s annual report on Form 10-K, filed with the SEC on March 31, 2025, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of EQV’s participants in the solicitation, which may, in some cases, be different from those of EQV’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

 No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of EQV, PIH or Presidio Production, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Use of Non-GAAP Financial Information and Other Terms

This communication contains certain financial measures that are not prepared in accordance with GAAP, including certain forward-looking projections that are not reconcilable with GAAP measures due to their inherent uncertainty. Due to the forward-looking nature of certain measures used herein, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures. Accordingly, EQV, PIH and Presidio Production are unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures without unreasonable effort. Amounts excluded from these non-GAAP measures in future periods could be significant.